 Exhibit 99.4

Press Conference

PRESS CALL

Q3 FY 2018 RESULTS

January 12, 2018

CORPORATE PARTICIPANTs

Nandan Nilekani

Chairman

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Executive Vice President & Chief Financial Officer

Inderpreet Sawhney

Group General Counsel & Chief Compliance Officer

PRESS

Sankalp

Reuters

Venkatesan

Hindu Business Line

Saritha

Bloomberg

Sujit, Shilpa

Times of India

Ayushman

Starter Developer

Raghu, Bibhu

Business Standard

Furquan

Deccan Herald

Ayan

Economic Times

Rahul

ET NOW.

Sajeeth

Bloomberg Quint

Rukmini, Kritika

CNBC.

Chandra Srikanth

ET NOW.

Moderator

Good evening, everyone and thank you for joining us today. We are going to start the press conference with an address by Nandan and then we will take a few questions. Then we will go into the commentary by the management and subsequent Q&A with them

Nandan Nilekani

Good evening and welcome to this press conference. I will just make a few brief statements, take a couple of questions and move on. First of all we are really delighted that Salil has joined as the new CEO, you have seen the developments. He has come on board on Jan 2nd. It is not even two weeks since he came onboard but he has already hit the ground running. We are delighted that he is here and he will speak shortly about what his feelings are about being on board.

Also I want to express our thanks to Pravin who held the fort very well for three-odd months as the CEO. Pravin is now continuing as the chief operating officer. We have sent out a postal ballot seeking the approval of appointment of Salil.

I also want to announce that Rajesh Murthy has resigned from the board for personal reasons. Rajesh is based in Paris and he has some very compelling reasons why he needs to be spending more time there. Rajesh has been an integral part of Infosys for 26-years. I had the privilege of hiring Rajesh into Infosys in October of 1991, in famous episode of the Leela Kempinski in Bombay. There was such a rush that the door broke down. There were so many people pushing against the door that the entire door collapsed. Fortunately, nobody was hurt. Rajesh was there and I was part of the team that hired him. He has been there for 26 years of extraordinary loyal and great service. He is a very large hearted person, who has always led from the front and motivated us. Rajesh, thank you very much for your contribution. We are really grateful to Rajesh for his contribution. Rajesh will be here till end of the month, helping us in the transition. We wish him all success in the coming roles. We hope you continue to work with us in different ways in the future. So that was the second thing.

The third thing was that as you know some time back, to work with the CEO, we had created a committee of directors which was to provide support to the CEO. Now that Salil has come and he is here, that committee has been dissolved w.e.f. Jan 12.

Sometime back when I first came, we had talked about Shareholder Consultation Process. We have done that too and have received the feedback which is very useful. We took it on record yesterday and today and we hope to use that feedback in a very constructive way to continue to improve our shareholder relations.

I want to also talk about two other important points. First of all, I want to congratulate our finance team for pulling off an absolutely flawless buyback. Very complex buyback because we are listed in four countries, it is in India, Paris, London, New York, four different exchanges. In all that complex thing they have done absolutely flawless implementation of the buyback. The buyback was successfully done and I want to congratulate Ranga and his team for a superb job on that.

The other thing of course, you heard about it. I am sure this is the first time you heard this – Advance Pricing Agreement. This is the first time I heard it. So they have very successfully come to agreement with IRS on tax, again a great job by Ranga, his team, Sunil and others.

I will very shortly hand over to Salil. I must say that as we told you last time, the previous quarter was fairly tumultuous. But in spite of all the distractions, great leadership team with Pravin, Rajesh, Ranga, Mohit and Ravi and all the other leaders, really pulled everything through and they continue to do that in this quarter. This quarter have turned in really superlative performance. Typically you should know that December quarter is very difficult in business because most of western hemisphere people start getting into the holiday mode. Therefore that is a very tough quarter but in that quarter the performance they have pulled out including not just on the revenue but collecting cash, reducing AR, all kinds of things is great. I think it’s a great job for what you have done.

So with that, I will push off. So I will now request Salil to take over and run the rest of the proceedings. But before that, maybe if you have any questions. Business questions, they will be answered by the management, Aadhaar, not today. Is there anything else you guys have?

Rukmini Rao

Nandan, Hi. Rukmini Rao from CNBC TV18 here. Since TCS is bagging a billion dollar deal like crazy, is that a mandate that you have given Salil going forward? Also, have both of you guys met Murthy after he has joined?

Nandan Nilekani

We did meet Murthy.

Participant

Hi! Shareholder Consultation. You just said the board has taken on record the feedback. Could you tell us some interesting points from the consultation? Are they convinced with this with the new management, whatever?

Nandan Nilekani

I think it was a very exhaustive thing. We talked about what we are doing very well, what we could do better. We are taking those learnings. In fact, Salil has mentioned that sometime in April, Infosys plans to have Investor Day. We plan to use that opportunity to use that feedback regard to put forth our point of view. Shareholder consultation, again, was done under leadership of Ravi Venkatesan with Sandeep and others. This again was done very flawlessly.

Sankalp

This is Sankalp from Reuters. Just want to ask, there are demand from some of your former executives?

Nandan Nilekani

Rajesh is the president, but he is not on the board.

Sankalp

Yes, because when you came in, you said that you would make sure that Murthy gets the respect that he deserves. So are you going to take in a board member who Murthy agrees with?

Nandan Nilekani

As I said last time, the board constitution, when board members change, all that is the decisions of the board. The board will take those decisions at appropriate time.

Moderator

Next question is from Venkatesan from Hindu Business line.

Venkatesan

Just wanted to know whether all that talks are done?

Nandan Nilekani

If there is any change in the board, we will let you know.

Moderator

Next question is from Saritha from Bloomberg.

Saritha

So Nandan, earlier quarter you were saying that we hope that Infosys' reality show is finally over. I did want to ask you whether you still think it is over or whether Season-II is still to be commissioned?

Nandan Nilekani

No, I think the show is on its course.

Moderator

Sujit from Times of India.

Sujit

Nandan, this is a part comment and a part question from me. When that settlement plea was filed with SEBI? It was not self-explanatory.

Nandan Nilekani

Actually, it was. If you read it and study the clause under which it was done it would be clear.

Sujit

It may be clear to you, it was not clear to us entirely which is why we have tried to get the company to comment on it for us to understand what exactly was the provocation for filing that plea. Now, the company does not respond and therefore we will come to the conclusion that we did. Then you call up our editors and tell them, why are you hyping things up, why are you doing, etc., again without clarifying what exactly is the reason for filing the plea. All I am saying is there are simple explanations that are possible for the company to give if you are clear about your transparency vision, then I think you should allow somebody to tell us why that plea was filed, even today you can probably tell us what exactly went in?

Nandan Nilekani

Inderpreet, maybe if you quickly clarify what the scene is.

Inderpreet Sawhney

Its an application. I think as chairman said, if you read the press release carefully it is self-explanatory. I would encourage you to look at the law under which it is filed, and you will find your answers there. So, there is not much more that we would like to add.

Moderator

Next question is from Ayushman from Starter Developer.

Ayushman

As a founder, Nandan, what are one or two key ethos and pathos that you would like the new managements to carry on and which are the one or two things that you would expect some transformational change?

Nandan Nilekani

I think in terms of the road ahead, I would like to leave it to Salil to talk about what he is thinking about and so on. Infosys is a very strong company, very strong values and we are really delighted Salil is here. Salil represents the best of what Infosys needs and he has been here barely 10-days. He has already fully taken charge of everything. So whatever has been the Infosys values and commitments, I am sure he will hold it up.

Moderator

Next question is from Raghu from Business Standard.

Raghu

Nandan, how long will you be through the transition to Salil. How long will you be as the chairman of the company?

Nandan Nilekani

Barely 10-days he has joined. I think I have said it before that I will be here as long as required and not a day longer, so that continues.

Moderator

Next question from Furquan from Deccan Herald.

Furquan

Probably, Infosys board of directors is running at all-time low right now strength wise, only nine members on the board including Salil coming in. When do we expect any further change on the board, new additions?

Nandan Nilekani

As I said, when the board comes to decision to induct a new member, the first people to know will be you, after the stock exchange.

Chandra

Just want to understand in a follow up to Raghu’s question, is it taking longer than expected or shorter than expected for things to settle down from the time you came as chairman. Do you see things stabilizing now with a permanent CEO getting appointed?

Nandan Nilekani

It is absolutely stable. We have moved very quickly, we have great stability, we have new CEO and we have the management in place. We have done one strategy refresh. Salil is going to review that and take it forward. What else do you want?

Chandra

No, we are just trying to figure out the timeline of your tenure as chairman, that is all.

Sajeet

Sajeet here from BloombergQuint. On the issue of shareholder consultation, will you be in the culture of transparency putting out all the shareholder feedback on your website as you have been doing?

Nandan Nilekani

I think the feedback is for the board and the organization to get better. I do not think there is any particular plan to put it up.

Okay. So now with that, I will request our new CEO, Salil Parekh to take charge and run this event. I would not be coming again here I think. So all the best.

Salil Parekh

Good Afternoon. Wish You All Happy New Year. I am sure most of you heard the opening comments that Pravin, Ranga and I made a few minutes ago in the TV address. I am not going to start with that. Why don’t we start with your questions please?

Moderator

The first question from Shilpa from Times of India.

Shilpa

Hello sir. What are some of your immediate priorities in raising the company's profile in digital transformation space? Secondly, in terms of the consulting practice itself that had taken some sort of a backseat under the previous dispensation, how do you really plan to bring the focus back on that? And third in terms of the organizational change, now with Rajesh Krishnamurthy moving out, will Mr. Ravi Kumar take on more responsibilities? Will it be split between the BFSI and non BFSI who has also seen some more churn at the President level?

Salil Parekh

So on the digital consulting question, we started the strategy refresh that Nandan had initiated. I have launched this exercise of review along the four pillars. We want to drive that through over the next 3 months. And from that develop what our go-forward approach is. We are very clear in any case that the market has evolved, and digital is a critical element of that market. That will be center stage to it. With consulting, in terms of the focus, we see a lot of buying in the business today which is the CIOs buying and also business users buying. To have such a foundation of consulting is a help and a benefit for us. In terms of the performance of the Consulting, we can talk about that separately. I will request Pravin to address it. But in terms of the focus, that is what the focus is. With the portfolio, I am in the process of reviewing where that portfolio goes. All of those individuals, I will work with them directly in the coming days and weeks and then overtime reassign that portfolio.

Moderator

Next question from Furquan from Deccan Herald.

Furquan

Salil, congratulations for your appointment. One of the most talked about thing last year about Infosys was the relationship of the CEO, with founders. How do you plan to approach that relationship so as to make things smoother than they were earlier? And coming to APA, we can see a stupendous jump in the profits of the company, 38%. If we exclude that APA part which has come into play, which is adjusted into the net profit, still the company has beaten the market expectation. Net profit is up almost 5%. What has company done differently, given that it is the third quarter where we see the sequential decline usually? Company has shown profits in this quarter, what has company done differently to beat the market expectations and can we have reskilling update as well?

Salil Parekh

The question about the relationship with the founders, this is a company that is a phenomenal company. It was started by people who had tremendous vision. They had created something which I think will last a very long time. Everything I have seen in the company reconfirms that for me. My hope and expectation will be to be connected with the founders in the sense of the original people who started the company and pay respect to them in that light. Beyond that, any other interaction will be in the social environment as we had for example the Infosys Prize event two days ago, where we had several of the founders present and we exchanged pleasantries with them. On the APA, Ranga will address that.

M.D. Ranganath

Thanks, Salil. If you look at our financial statements, we have clearly called out the impact of APA. If you look at the current quarter, our reported EPS is 35 cents, of which we have said that 10 cents came from the APA. I think quarter-to-quarter, there will always be movements. Better indicator of net profit and EPS movement is really 9 months over 9 months. If you look at 9 months of this year, EPS after normalizing is about 7% growth year-on-year and the revenue growth was 6.5%. So it is ahead of revenue growth. In terms of what we did, for the last couple of quarters we have been focusing on operational efficiency. If you look at the operating margin which is really before APA, operating margin has improved sequentially from 24.2% to 24.3%. There has been all around improvement in several operational efficiency parameters whether its utilization, on-site mix, subcontractor expenses and so on. The most important part of this quarter is robust cash generation. If you look at the 9 months, our free cash flow generation was year-on-year increased by 23.2%, whereas the revenue growth was 6.5%, free cash flow increase was almost 3 times the revenue growth. I think there are multiple factors.

Pravin Rao

On the reskilling front, we have a very massive program. We are doing multiple things. Firstly, it is very broad based. We are looking at reskilling people not only at junior level but also at middle management, senior management and sales team. Everything on the technology and all the disruptions that is happening, that is number one. Second one is it is not only about building, training through our own instructors but we are also partnering with the likes of Udacity and other things and trying to come up with specific courses addressing the needs that we are looking at. For instance in North America recently we partnered with Rhode Island School of Design with the idea to create about 1000 digital specialists, user experience specialists over the next 12-18 months. We are also working on a platform which will allow people to access the content, learn anytime, anywhere at any point in time 24/7, wherever they are. They will have access to content. They will have access to instructors. It can be synchronous and so on. So we are trying to do multiple things to make it lot more easier for people to access the content, access the knowledge, have access to instructors and so on. So it is a multi-pronged approach and plan to lead that effort and we have a very detailed plan on that. Design Thinking, we have already trained more than 140,000-150,000 people. That is an ongoing thing. Existing people, we have trained. Whenever new batches come in, we continue that effort.

Moderator

Next question is Ayushman from Starter Developer.

Ayushman

Salil, your predecessor Vishal Sikka had embarked on a lot of new technology initiatives around AI. So how do you plan to continue that? And specifically talking about Nia platform, how much do you plan to invest there? What is the adoption that you have seen there and has Nia resulted in any reduction of workforce in the past couple of months? Thank you.

Salil Parekh

Let me start with the brief answer on the overall scheme. I think anything that we see that is working for the benefit of our clients and for the company will continue. Specifically, on Nia, I will request Pravin to address that.

Pravin Rao

As we said earlier, when we did this strategy refresh, we looked at which element the first strategy is working and so on. One of the conclusions at the end of it is we were very excited about the potential of Nia and we said very clearly will continue to invest in Nia. The only thing is Nia today is more a horizontal platform. We are trying to now build vertical applications on top of platform to increase the stickiness. There is lot of effort going towards it and we continue to believe in the vision of Nia. When we look at other platforms, competing platforms that are out there, we do not find anything as exhaustive as Nia because Nia addresses the RPA piece, it addresses the Analytics piece, it addresses the Machine Learning piece and it addresses the Knowledge piece. When you look at the competing products, they have addressed one or two categories only. So we continue to believe in Nia. We will continue to focus on expanding and building vertical apps on top of it.

Moderator

Next question is from Sankalp from Reuters.

Sankalp

Salil, I wanted to ask you that you come from a Consulting background and that is something that has also been very close to Nandan heart. Usually when I talk to analysts, they say Consulting is something that Indian IT companies are not very good at. So I would like your views on how you plan to grow the IT Consulting at Infosys. Number two is this is more of a personal question. Considering how Vishal's exit took place, when you were taking up his job, did it ever come to you that this might not be a place where you would have a lot of freedom to make decisions. I know Nandan is a buffer, but still.

Salil Parekh

For Consulting, as I have said I have launched review across those four pillars which strategy refresh exercise started. Consulting will be part of that review. In terms of my sort of predisposition or bias, I think the market itself shows us that the more we have strong Consulting business, the more likely we are in this new world to connect with the business and therefore connect with the ever-growing share of digital work that is coming on. For the specifics on the Consulting business, I have not looked into it myself in detail as yet. That is part of the review over the next couple of months. In terms of the freedom, I did not dwell on that much. I think my interactions with Nandan and the board gave me confidence that we were here to build something which was a stronger Infosys and that confidence led me to move ahead.

Sankalp

Can I just add one question to Ranga. On the BFSI, TCS yesterday said that they would expect a turnaround in the Insurance Sector Services, and banking is something that is still a little bit unpredictable. Can I get your take on Banking and Insurance please?

Pravin Rao

We had a very strong quarter in Insurance and we continue to see lot of opportunities in Insurance. There are lot of opportunities around re-platforming their existing core business, lot of opportunities around digitization and so on. So we remain confident on Insurance. On the Banking, even though in this quarter the growth was muted primarily because we had higher than expected furloughs and slower ramp up of some of the wins we had in the past. We remain fairly confident about the Banking sector as well. We believe that we have a much higher competitive advantage on the back of our wins in the last few quarters. So we believe that this spend will come back. Calendar year 18 will definitely be better than calendar year 17 for this sector.

Moderator

Next question from Saritha from Bloomberg.

Saritha

Salil, so I have been hearing quite a bit of our reskilling and retraining, but it remains that Infosys has 200,000 people. Do you see that there is going to be necessarily some culling of employees, some layoffs around the corner as you go into these three months of stock taking at Infosys?

Salil Parekh

I think our focus today is to make sure that as we grow into the new areas, we offer the opportunity for reskilling for all of our employees. Beyond that, we have in all of our operating metrics already shown high level of utilization. We have a real strong demand in the market. I would say that we don’t have any such plans that you refer today. It is not part of the 3-month exercise at all to start with those plans, so that is not part of the discussion.

Moderator

Next question from Ayan from Economic Times.

Ayan

Salil, congratulations first of all. So when you say the strategy refresh, you must have been exposed to how things are working here in last 10 days. So if you can tell me 3 key points of your strategy refresh. Additional question to that is, at that strategy refresh, how much importance the new software services like Nia, Skava, Edge has in your strategy refresh?

Salil Parekh

The structure of the strategy refresh that Nandan had initiated was around four dimensions or four elements. There is work on what is the market opportunity, there is work on our client relationships, the people dimension is very critical and then there is work on how is the service portfolio rejuvenated. So those are the real elements that we are digging into. With interaction with our clients, with employees, with our partners over the next 2 or 3 months, I will complete the exercise and start to build strategic priorities and the roadmap. So those answers will emerge from that. It is not a preconceived view of what is appropriate and what’s not. If that starts to make sense from a market, client, employee, service offering portfolio perspective, that is part of our future.

Moderator

The next question is from Venkatesh from Hindu Business Line.

Venkatesh

Again, a question on Consulting. From where you look at, where do you see Infosys in terms of Consulting? Does it have the building blocks? That is one and secondly, I know that DHS has made a comment that there won’t be any deportation and all that. Will the strategy around hiring in the US as well as Visa independent approach that the earlier management had indicated, would that continue?

Salil Parekh

I will comment on what I have seen in the past few days. I have not spent lot of time with Consulting, maybe Pravin can talk about in a couple of minutes and also the US Visa approach that we have put in place. In general on Consulting, to have a strong Consulting business is an advantage in today’s market. I know that historically we have had a strong consulting business. That is something that we want to leverage into all of the work that we do in Digital, into the client relationships that are outside the CIO. So to that extent it is a real advantage.

Pravin Rao

We have always as a company have had Consulting portfolio, even in the last 15-20 years, in various forms. So we continue to believe in Consulting. In the last year to year and a half, we have had our own fair share of issues from Consulting. There has been lot of effort in terms of bringing stability to it. We believe that we are reasonably there. We still have some more work to do. We have to start seeing the growth come back. So the coming year will be critical. But from a focus perspective, we will continue to invest in that and we hope that we will start seeing growth come back in the coming years.

Moderator

The next question is from Bibhu from Business Standard.

Bibhu

Just couple of questions about, when you were joining Infosys at the exit of the last CEO, clearly there is a bit of negativity in the air given that there is tussle between founders and company’s top executive. You mentioned about during the Foundation Day you possibly met the founders and you must have already interacted with them. What are the kind of expectations they have set on you and how do you plan to leverage their expertise and their experience of the company? That is one part. Second part was that, I think somebody mentioned about strategy refresh. We know there was a vision, I mean previously we had a Vision 2020 which has got scraped. Would you have some kind of mid-term or long-term strategy which will be quantifiable, what goals do you want to achieve over the course of next 5 to 10 years?

Salil Parekh

On the question about expectations from founders I think at the award ceremony we had a pleasant set of exchanges. I did not perceive any expectations were set on me. I think there was some offer as we were having dinner together to exchange some food, but outside of that there was no other expectations. In terms of the vision and the quantifiable goals, we just started this work in terms of the four pillars that I described. It is my intention to start to work to build a stronger Infosys and hopefully be part of that journey with all of the employees and our clients to build that stronger Infosys.

Bibhu

Salil, what are the signs of stronger Infosys?

Salil Parekh

I think we are a company that will do more and more work with clients that feel more connected to us, that would be a sign of strength. Sign of strength would be something that our employees are proud of. The sign of strength would be the company that has more respect. Those are the things we will examine in the course of this strategic refresh and then bring to forward in terms of our strategic priorities.

Moderator

Next question is from Rahul from ET NOW.

Rahul

Pravin, my question is to you. Even with the TV address, you mentioned about not reading too much into Rajesh’s exit from the company really. But in the last seven to eight months, we have seen two of your Presidents leave. Even before that, with Vishal’s departure, we have had a lot of them in the aftermath really leave the company. Would you admit that senior level attrition is a challenge and something that you are looking at addressing really in that context? Thank you.

Pravin Rao

When people always have multiple choices, they have their reasons for leaving, we have to respect them. We are always thankful for the efforts they would have spent in Infosys. In this case, Rajesh definitely had his own personal issues and he expressed a desire to leave. We had to respect his wishes. We believe that we have sufficient bench strength. While it is sad to see leaders leave, it is also an opportunity for others to step up. In the last two quarters itself when we had all these things, we have seen healthy growth. That is a clear indication of the resilience of the company and the commitment of the people. So I do not think it is a cause of worry, it is always an opportunity and we will continue to focus on building our leadership strength.

Moderator

The next question is from Sajeeth from Bloomberg Quint.

Sajeeth

Couple of questions, one on the Digital strategy if you can elaborate what percentage of revenue is coming from Digital businesses or the transformational businesses which is now in Digital form. The second thing is that the NASSCOM guidance of 8% to 9% you will not be able to meet, but when can we see Infosys going back to the level where it beats industry growth numbers?

Pravin Rao

On the Digital, over 25% of our revenue comes from Digital and from probably the next one or two quarters, we will start putting it out as part of fact sheet. Last couple of quarters, we started talking about new services and software which is actually a subset of Digital and this quarter it constitutes about 11.6%, about 6.8% growth over previous quarter, which was at 11% that time. It is growing at a much faster rate, so we are seeing similar things in Digital as well.

Salil Parekh

In terms of the growth rate, our focus is right now to execute on Q4, and have a very definitive closing in the year. As we look at the closing of the year and build our plans for next year, we will start to get a better sense on what the next fiscal will look like and then we will come back to you with that.

Pravin Rao

Also on the growth, two years back we grew at 13.3% which was probably the highest, last year 8.3% which was probably marginally lower than what cognizant was. This year if you look at on a quarter-on-quarter basis, it has been comparable with our peers, but because of the bad exit rate in Quarter-4 of last year, it seems to be a bit muted. But at least in the last 12, 18, 24 months we have actually caught up with our peers from a growth perspective.

Moderator

The next question is from Sujith from Times of India.

Sujith

Salil, when you were taking up this job what was going on your mind, what did you think what can you do for Infosys? Can you tell us something about the strengths that you bring? Something must be going on in your mind when you took up the job that you will take Infosys to something great or whatever and you said you had the strength to do it. What was it? And a side question to Ranga.

Ranga, you said the big news of the year is cash generation, how much of that is because of the IRS agreement or does it have nothing to do with that or that is part of it? If you take out the IRS agreement, how much of a cash generation story do you have?

Salil Parekh

Going back to what was in my mind when I took this on, I think my view has always been the IT industry for a number of years. I have always had lot of admiration and respect for Infosys. When I had the opportunity to take this role, it was very exciting, at Infosys we have a really strong foundation of the business. The industry itself is going through a huge transformation and it is an opportunity with the strong foundation to build a transformation story at Infosys, hopefully to make it stronger with all of the team at Infosys. That is the excitement that we have for it.

M.D. Ranganath

I think the 23.2% growth in free cash flow over the last nine months had nothing to do with the APA at all. It is purely generated from operations, so the free cash flow grew 23.2% 9-months over 9-months as compared to the revenue growth of 6.5%.

Moderator

Next question from Rukmini from CNBC.

Rukmini Rao

Salil, yesterday we heard TCS’s CEO say that benchmarking the company’s performance as against NASSCOM guidance holds no relevance any longer. Since you started out your journey at Infosys as a CEO would you even look at NASSCOM’s benchmark guidance of IT industry that they give out? The annual guidance have any relevance at all? Do you think that as a CEO, benchmarking your own performance with NASSCOM guidance is something that you will be looking at very seriously?

Salil Parekh

As I said, our focus right now will be really to execute Q4 and then start to think of as we plan for the next fiscal, what sort of growth given the market and given portfolio, we are going to drive to. The NASSCOM entity and the way they approach it is a very strong methodology. They have their own thinking of what they want to do across the industry. We run the business as we see our business in the market environment to be. So we do not build it on anything else apart from what the market view is and what our own internal view is.

Rukmini Rao

But just want to understand your thoughts, do you think it is relevant any longer given the kind of market environment. Would you hold those numbers highly?

Salil Parekh

I am sure they build their guidance or their thinking with a lot of analysis. So I am sure everyone in the industry will look at it. We will build our analysis or our guidance or our plans first which is due to what our market dimension is, what our client perception is and how our service portfolio is evolving.

Moderator

The next question is from Shilpa from Times of India.

Shilpa

Can you please help us understand how this statement of work itself is undergoing changes, with higher levels of automation and Digital components built into contracts? Do you see the liability clauses are getting much more steeper because the clients still have to arrive at a comfort level to work on these newer technologies, our SLA is very different, can you just help us understand?

Salil Parekh

I will comment with respect to Infosys because I have not studied all of that within Infosys. In general, I think with the newer technologies both clients and company is also learning how to work on them. Where there is depth of experience, when you start to get to more traditional ways of transacting, where the depth of experience is still low, you start to build usually if the client relationship is trusting, you do not have increased liabilities in that scenario because both sides in that sense are learning. We have a new agile development environment today. That is something that both sides work with and now have been testing for a number of years. So there is a level of comfort in it. If there are areas which are more new, there you start to build something which works very specifically for that environment. So I do not see in general an increase, but I do not have a view at least today on where we are within Infosys.

Moderator

The next question is from Kritika from CNBC.

Kritika Saxena

Salil, I have a question on Digital. We have heard this word industrialization of Digital being thrown around. Are you seeing Digital reset scale now in the market? Are there large deals which really impact margins, which will impact balance sheet? Are you seeing that come into the market and if I can get both Ranga and Pravin on that. I wanted to understand Ranga’s point on by when do you think Digital deals will actually start resulting into the margin growth?

Salil Parekh

I will talk more about the market first. Digital today is a term that at least in my mind, covers several elements. There are things which are with data and analytics, there is IoT, there is cloud work, there is Digital customer experience, security, AI, machine learning. So it is a broad spectrum of specific technology areas which impact client situations which are covered in this Digital representation. Some of those which are more tech-heavy, for example, if you are doing work on the cloud space today, or if you are doing work on IoT or industrial Internet, those start to scale out quite nicely. Some of the ones which are more nascent or require more interactivity have smaller chunks as they scale up. All of them eventually have a tech impact. So the real play in the sector is how do you make sure that your positioned for that tech impact eventually. That is where I think the sector as a whole is going to move. Of course, I am still learning and understanding where we are in Infosys and we will develop that view in this sort of over the next three-month period that I described.

M.D. Ranganath

Just to elaborate on what Salil just said, if you look at certain components of Digital, for example, Engineering Services, that has propensity to have a much larger size. I think as they mature, we do believe that some of those really in terms of the size, they will be much larger. For example, one of our peers very recently talked about some of the Digital wins of larger size. I think if you even look at this particular quarter, as Pravin said 25% Digital and if you slice the new services and software, they sequentially grew 6.8% as compared to the company’s 1% growth sequentially. So that size and that momentum that we are seeing there, they are also typically coming at slightly better margins as well. So we do believe that as the different components of Digital, each one has a different trajectory. For example, Engineering Services, the propensity today is larger, tomorrow it could be something else as Salil said.

Kritika Saxena

Some clarity on that point that you made. Analysts are throwing around numbers like 2022-2023 being the timeline, when Indian IT companies especially the top four will reach or the Digital services of these companies will reach critical scale. Is that a fair timeline or could it be sooner?

M.D. Ranganath

I would think that if you look at our own portfolio, the rate of growth has been much faster. Look at this quarter almost 7x the sequential growth. If you look at the incremental revenue over the last two years, roughly half of it came from the momentum from the new services. I do not really agree that Indian IT service is behind on the Digital growth. I think it is a wrong perception. It is also important to see what part of Digital everybody is calling Digital. There is no uniform framework there. But we do believe that given our focus, our investment and the trajectory that we have established in the last six quarters in a row, with new services growing faster, we do believe that we are already there.

Moderator

Last question from Chandra from ET NOW.

Chandra Srikanth

A follow up on the way you see the industry. For the last two years when Digital was still fairly new, we saw Accenture benefiting a lot because of their deep reach in Consulting, but now some analysts believe that with Digital reaching a certain maturity, clients also know what they want, so perhaps Indian providers stand to gain considering they have experience in executing and implementing at scale. So in that respect do you expect 2018 to be better from a demand perspective, just some color on that? Thanks.

Salil Parekh

Again, for the next fiscal year we have not built a view on what the demand environment looks like. We will go through this Q4, execute it with great precision and energy and then build our budgets and plans for next year. In terms of Digital, I think there is clearly the same market that exists for everyone. It is now a question of what are the portfolio elements that you bring to the table and potentially what is the perception that the market or the client has of your capability that sets you apart. As Ranga was sharing, our own growth in the new services in this quarter has been phenomenal and that shows that there is massive traction that has within the company. As Pravin shared with you, 25% of our revenues today comes from Digital, which is a huge component of our business and with that growth rate if that portfolio piece start to resonate with our clients, we see that will be a good thing for the company.

Moderator

Thank you everyone. Thanks for joining us today.